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                               December 15, 2020

       Paul Mahon
       Executive Vice President and General Counsel
       United Therapeutics Corporation
       1040 Spring Street
       Silver Spring, MD 20910

                                                        Re: United Therapeutics
Corporation
                                                            Annual Report on
Form 10-K
                                                            Filed February 26,
2020
                                                            File No. 000-26301

       Dear Mr. Mahon:

              We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Annual Report on Form 10-K

       Item 1A. Risk Factors, page 41

   1. We note that Article VIII of your Amended and Restated Bylaws provides that a state court located within
the State of Delaware will be the exclusive forum for any derivative action, unless the
state court does not have jurisdiction, in which case the exclusive forum will be the Delaware
federal district court. Please confirm that, in future filings, you will include clear and
prominent disclosure regarding the provision, including whether this provision applies to
actions arising under the Securities Act or Exchange Act and any subject matter
jurisdiction exceptions. In addition, in future filings, please add a risk factor discussing the
risks accompanying such provision, including that there is
                                                        uncertainty with
respect to whether a court would enforce this provision, and state that stockholders will not
be deemed to have waived your compliance with the federal
                                                        securities laws and the
rules and regulations thereunder.
 Paul Mahon
United Therapeutics Corporation
December 15, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Li Xiao at 202-551-4391 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact
Dorrie Yale at 202-551-8776 or Suzanne Hayes at 202-551-3675 with any other questions.



FirstName LastNamePaul Mahon                              Sincerely,
Comapany NameUnited Therapeutics Corporation
                                                          Division of
Corporation Finance
December 15, 2020 Page 2                                  Office of Life
Sciences
FirstName LastName